                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. 3)
                                 (Final Amendment)


                             Quality Food Centers, Inc.
                   ---------------------------------------------
                                  (Name of Issuer)

                      Common Stock, par value $.001 per share
              -------------------------------------------------------
                           (Title of Class of Securities)

                                     747565109
                   ---------------------------------------------
                                   (CUSIP Number)

                               Alisa Singer, Esquire
                           Rosenberg & Liebentritt, P.C.
                        Two North Riverside Plaza, Suite 600
                                 Chicago, IL  60606
                                   (312) 466-3196
              -------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                   March 9, 1998
                   ---------------------------------------------
              (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 747565109                   13D
          ---------

-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Zell/Chilmark Fund, L.P. FEIN: 36-3716608
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         /_/
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                              7.  SOLE VOTING POWER
     NUMBER OF                    0
     SHARES                   --------------------------------------------------
     BENEFICIALLY             8.  SHARED VOTING POWER
     OWNED BY                     0
     EACH                     --------------------------------------------------
     REPORTING                9.  SOLE DISPOSITIVE POWER
     PERSON                       0
                             --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                /_/
      CERTAIN SHARES
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO
-------------------------------------------------------------------------------

     This Amendment No. 3 (Final Amendment) (this "Amendment") amends and supplements the Schedule 13D filed on April 7, 1995, as previously amended (the "Schedule 13D"), by Zell/Chilmark Fund, L.P. ("Zell/Chilmark") with respect to the common stock, par value $.001 per share (the "Common Stock"), of Quality Food Centers, Inc. (the "Issuer"). Only those Items amended are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended as follows:

     On March 9, 1998, Acquisition Sub, a wholly-owned subsidiary of Fred Meyer, was merged with and into the Issuer pursuant to the Merger Agreement, dated as of November 6, 1997, as amended on January 20, 1998, among the Issuer, Fred Meyer and Acquisition Sub. In the Merger, each outstanding share of Common Stock, including each outstanding share of Common Stock beneficially owned by Zell/Chilmark, was converted into 1.9 shares of common stock, par value $.01 per share, of Fred Meyer ("Fred Meyer Common Stock").

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended as follows:

(a) As a result of the Merger, the Issuer became a wholly-owned subsidiary of Fred Meyer. Since each outstanding Share of Common Stock was converted into 1.9 shares of Fred Meyer Common Stock, Zell/Chilmark does not beneficially own any shares of Common Stock of the Issuer.

                                     SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 19, 1998.


                                  Zell/Chilmark Fund, L.P.
                                  By:  ZC Limited Partnership, general partner
                                  By:  ZC Partnership, general partner
                                  By:  ZC Inc., general partner


                                  By:  /s/ Donald J. Liebentritt
                                       -------------------------
                                       Name:   Donald J. Liebentritt
                                       Title:  Vice President


                               Page 3 of 3